Exhibit h.3

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

345 Park Avenue

New York, NY 10154

Blackstone Alternative Investment Funds (the “Trust”), on behalf of its series Blackstone Alternative Multi-Strategy Fund (the “Fund”)

345 Park Avenue, 28th Floor

New York, NY 10154

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Blackstone Alternative Investment Advisors LLC (“BAIA”) notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, the “Specified Expenses” (as defined below) of the Fund would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred by the Fund, but excluding any distribution or servicing fee, fees and expenses of any underlying funds in which the Fund invests, brokerage and trading costs, interest payments (including any interest expenses, commitment fees, or other expenses related to any line of credit of the Fund), taxes, dividends and interest on short positions, and extraordinary expenses (in each case, as determined in our sole discretion). “Total Expense Cap” means the annual rate of 2.40% of the net assets for each of Class D, Class I, and Class Y Shares, and 2.55% of the net assets for Class R Shares. BAIA may discontinue its obligation to waive its compensation or to bear other expenses at any time after August 31, 2025 upon written notice to the Fund.

If, while BAIA is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, BAIA shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by BAIA on behalf of the Fund pursuant to this Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to BAIA will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

BAIA further notifies you that it will waive its compensation (and, the extent necessary, bear other expenses of the Fund) in amounts greater than required above to the extent required by applicable law.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Fund on Form N-1A with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes and we expressly permit you to do so.

Blackstone Alternative Investment Advisors LLC

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory
Date: 5/17/2023

Agreed and Accepted:
Blackstone Alternative Investment Funds

By:	/s/ Kevin Michel
Name: Kevin Michel
Title: Authorized Signatory
Date: 5/17/2023